MAIL STOP 3561


								October 25, 2005



Gregory E. Burns
Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY  10017


RE:	Global Logistics Acquisition Corporation
	Registration Statement on Form S-1
	Filed September 26, 2005
      File No. 333-128591

Dear Mr. Burns:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained within your registration statement.

3. We note that the company has included the "red herring" legend on the prospectus cover page. Please confirm, if true, that the company and the underwriter have commenced their preliminary distribution of the prospectus utilizing this initial filing of the prospectus. We may have further comment.

4. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

Summary, page 1

5. We note the statement that "we believe our management team can identify companies where they could drive growth, improve margins and reduce both the operating and financial risk of target businesses."
Given that you do not have a specific business target in mind, please remove.

6. Please tell us the factors you considered in determining to value this offering at $80,000,000. What factors did you consider when determining that you might need $72,400,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure with respect to the per share offering price on page 54 and that " the determination of our offering price is more arbitrary than the pricing of securities for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry," but it does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company`s corporate existence was established on September 1, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Global Logistics Acquisition Corp. Given management`s extensive and high-level experience effecting acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

7. We note the reference to warrants not being exercised until the
later of a business combination or ___ 2006.   If the date is
meant
to be one year from the effective date of the registration statement, please clarify in the disclosure.

8. We note the disclosure on page five that "In connection with the vote required for our initial business combination, all of our initial stockholders, including all of our officers and directors, have agreed to vote the shares of common stock owned by them immediately before this offering in accordance with the majority of the shares of common stock voted by the public stockholders." Please disclose what is meant by "in accordance with the majority." For example, does it mean that such insiders will vote their shares in the same proportion as the vote by the public stockholders? Does it mean that such insiders will vote the entirety of their Insider Shares either for or against a Business Combination, as determined by the totality of the public stockholder vote? Does it mean something else?

9. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

Risk Factors, page 8

10. Disclose in risk factor three the estimated amount that investors would receive upon liquidation of the company.

11. Please clarify in risk factor five the "certain circumstances" that would result in the named individuals being personally liable to ensure that the proceeds in trust are not reduced by claims of prospective targets and vendors.

12. Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse affect," "material adverse affect," "adversely affect," "negative impact," or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

13. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination. State how this will be determined and whether this will be a term of the business combination agreement. This should be discussed in greater detail, focusing on any potential conflicts of interest that may arise. Also, clearly disclose the potential conflicts of interest this may create. Add disclosure in the business section and in the conflicts of interest section.

14. Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently and recently (i.e., within the last three years) in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transaction, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

15. Risk factor 18 is a generic risk that would apply to any reporting company and should therefore be removed. Risk factor 30 is also a generic risk that should be removed.

Use of Proceeds, page 24

16. Please clarify, in footnote 1, the total amount of offering expenses already paid from the funds that you disclose were received from existing shareholders.

17. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $400,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." Please explain these expenses in more detail. We also note another line item of $200,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence and indicate which line item of due diligence would be used to pay officer and directors for their performance of due diligence. Finally, reconcile theses expenses with the disclosure in the MD&A section.

18. Please clearly indicate which line item will be allocated to pay fees to third party consultants to assist the company`s search for a target business. Please clearly indicate whether any of the reimbursements to stockholders for out-of-pocket expenses will be for their payments to third parties for third parties` performance of due diligence.

19. We note that the company states that "We may not use all of the proceeds in the trust in connection with a business combination, either because the consideration for the business combination is less than the proceeds in trust or because we finance a portion of the consideration with our capital stock or debt securities. In that event, the net proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the target businesses, which may include subsequent acquisitions, or for general working capital." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

20. Please clarify which line items in the use of proceeds table the reimbursements will be paid from.

21. We note the statement in footnote three that these expenses are estimates only and that your actual expenditures for some or all of these items may differ substantially from the estimates set forth in the table. Please remove.

Management`s Discussion and Financial Analysis, page 30

22. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire one or more operating businesses, including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Proposed Business, page 32

23. Please disclose the complete role in the Company`s affairs played to date by Mr. Royce and affirmatively disclose any role to be played by him in future. Beyond the disclosure that he is an initial shareholder, we see no further discussion. We may have further comment.

24. Much of the disclosure in this section is speculative or promotional in nature and should be removed. For instance, we note the statement that "we believe our management team can identify companies where they could drive growth, improve margins, and reduce both the operating and the financial risk of target businesses." We also note the statement that you believe that opportunities exist to purchase transportation and logistics businesses at significant discounts.

25. We note the statement that you are "confident" that you will be able to identify and target potential acquisition candidates.
Please
provide the basis for this statement. Have you had any indications of interest from any potential acquisition candidates? We may have further comment.

26. Please explain the statement that you plan to pursue targets operating in "fragmented transportation markets, where advantages accrue to increased scale, and where superior execution can increase market share independent of macroeconomic factors" or remove.

27. Clarify whether you have received any unsolicited proposals with respect to a business combination to date.

28. Please disclose whether management will consider business combinations with affiliated companies. If so, please disclose how these potential conflicts of interest would be resolved.

29. We note the business criteria that you plan to use to identify a business combination. Discuss how you determined these criteria. Please clarify the estimated number of private businesses in the transportation and logistics sector that meet these criteria.

Management, page 49
30. Please disclose Mr. Martell`s business experience from 2004 to the present.

31. Disclose whether members of management have any experience or involvement with blank check companies. If not, consider adding a risk factor.


Certain Relationships and Related Transactions, page 53

32. Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

Principal Stockholders, page 56
33. We note reference to Rule 462(b). Prior to going effective, supplementally confirm that you have no intention of increasing the offering size. If you intend to increase the size of the offering prior to effectiveness, an amendment to the registration statement would be required. Please confirm supplementally your understanding of this requirement.

Underwriting, page 63

34. Please advise whether BB&T Capital Markets or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

35. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

36. Please advise us whether the company or the underwriters intend to conduct a directed share program in conjunction with this offering.

Financial Statements, page F-3

37. Please note the updating requirements for the financial statements and related disclosures pursuant to Rules 3-12 of Regulation S-X.

Note A - Organization and Business Operations, page F-7

38. You state at least "90.5% of net proceeds after payment of certain amounts...will be held in a trust account." It appears that you intended to state that 90.5% of the gross proceeds after payment of certain amounts will be held in trust account. Revise the footnote as needed.

Note C - Proposed Offering, page F-8

39. In "Warrants" on page 59, you state you may call the warrants for
redemption "if, and only if, the reported last sale price of the common stock equals or exceeds $11.50 per share, for any 20 trading
days...."   Reconcile this statement with the disclosure in note C
whereby you state the warrants are redeemable only in the event
"the
last sale price of the common stock is at least $1.20 per share for
any 20 trading days...."  Revise the document accordingly.

Exhibit 23

40. Provide a current consent of the independent accountant in any amendment.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

      Sincerely,



John Reynolds
Assistant Director

cc: 	Cynthia M. Krus (by facsimile)
      	202-637-3593
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Gregory E. Burns
Global Logistics Acquisition Corporation
October 25, 2005
Page 1